UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
FORM 11-K
 ____________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2020.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 001-05647
____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MATTEL, INC. PERSONAL INVESTMENT PLAN
____________________________

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MATTEL, INC.
333 Continental Boulevard
El Segundo, California 90245-5012

MATTEL, INC. PERSONAL INVESTMENT PLAN
December 31, 2020 and 2019

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2020 and 2019	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	3

Notes to Financial Statements	4 - 9

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2020	10 - 11

Exhibit:
23.0 Consent of Independent Registered Public Accounting Firm	12

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Mattel, Inc. Personal Investment Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Mattel, Inc. Personal Investment Plan (the “Plan”) as of December 31, 2020 and 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
June 24, 2021

We have served as the Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Plan.

MATTEL, INC. PERSONAL INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2020	December 31, 2019
	(In thousands)
ASSETS
Investments:
Common stock	$14,455	$10,628
Fixed income mutual fund	13,481	14,658
Common and commingled trust funds	949,000	866,384
Investments at fair value	976,936	891,670
Investments at contract value	164,959	149,343
Receivables:
Notes receivable from participants	6,209	6,944
Employer contributions	362	962
Participant contributions	451	1,289
Due from brokers for securities sold	—	2,283
Interest and dividends	73	150
Total receivables	7,095	11,628
Non-interest bearing cash	1,200	1,156
Total assets	1,150,190	1,053,797

LIABILITIES
Management expenses payable	427	704
Due to brokers for securities purchased	1,652	1,947
Total liabilities	2,079	2,651

Net assets available for benefits	$1,148,111	$1,051,146
The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31, 2020
(In thousands)
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$132,030
Interest and dividends	4,534
Total investment income	136,564
Participant loan interest	329
Contributions:
Employer	13,365
Participant	28,346
Total contributions	41,711
Other additions	84
Total additions	178,688

DEDUCTIONS
Benefit payments	(80,499)
Administrative expenses	(1,224)
Total deductions	(81,723)
Net increase	96,965

Net assets available for benefits:
Beginning of year	1,051,146
End of year	$1,148,111
The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1.     General Description of the Plan
The Mattel, Inc. Personal Investment Plan (the “Plan”) was established by Mattel, Inc. (the “Company”) effective November 1, 1983. The Plan is a contributory thrift savings form of a defined contribution plan that covers non-union employees of the Company and certain of its subsidiaries.
The Plan is sponsored and administered by the Company, acting by and through the Administrative Committee. The Plan’s assets are held by Aon Trust ("Aon Trust" or the "Trustee"), and the recordkeeper is Alight Solutions, LLC.
Eligibility
Employees of the Company and certain of its subsidiaries are generally eligible to participate in the Plan immediately upon their hire date if they are full-time or part-time employees of the Company or certain of its subsidiaries and are age 20 or older, except that American Girl retail store employees age 20 or older are eligible to participate in the Plan after a 90-day waiting period has been completed. American Girl variable employees are not eligible to participate.
Contributions
The Company makes automatic contributions to the Plan regardless of whether the participants elect to personally contribute to the Plan. Automatic contributions range from three percent to seven percent of a participant’s compensation, based on the participant’s age. The Company also makes matching contributions equal to 50 percent of the first six percent of compensation contributed by participants. Plan participants who are not classified as “highly compensated employees” under the Internal Revenue Code (the "Code") may contribute up to an additional 74 percent of compensation, with no matching contributions by the Company. Plan participants who are classified as “highly compensated employees” may contribute up to an additional 14 percent of compensation, with no matching contributions by the Company.
The Plan includes provisions for automatic enrollment and re-enrollment of participants and automatic increases in participant contributions. Under these provisions, each employee is automatically enrolled for contributions upon his or her commencement of employment equal to two percent of his or her compensation. In addition, the contribution percentage of each participant who has elected (or who has been automatically enrolled) to contribute less than six percent of his or her compensation is automatically increased by two percent as of the first April that is at least 90 days after the participant has elected (or who has been automatically enrolled) to contribute to the Plan. The automatic two percent increase continues on each subsequent April until the participant’s contribution level reaches six percent of compensation. A participant may affirmatively elect to override the automatic enrollment and automatic contribution increases at any time.
All contributions made to the Plan are subject to annual limitations imposed by the Code.
Plan participants are able to direct all contributions into one or more of the separate investment funds available under the Plan in 2020 and 2019, including a fund that is invested primarily in the Company’s common stock (the “Mattel, Inc. stock fund”). Participants may not invest more than 25 percent of the contributions made to their accounts in the Mattel, Inc. stock fund or transfer more than 25 percent of their account balances to the Mattel, Inc. stock fund. Participants are not required to allocate any funds to the Mattel, Inc. stock fund, allowing them to limit or eliminate their exposure to market changes in the Company’s stock price.
On May 4, 2020, the Company temporarily suspended the Plan's Automatic Contribution policy, through which the
Company contributed a percentage of each enrolled employee's base compensation based on the employee's age. This policy change was implemented as part of the Company's overall strategy to reduce costs in response to the adverse impact of the Coronavirus disease ("COVID-19"). Effective November 2, 2020, the Company reinstated its Automatic Contribution policy.
Vesting
Participants are immediately vested in their contributions plus earnings thereon. Participants vest in the Company’s contributions plus earnings thereon after three years of credited service. While being an employee, participants can also become fully vested in the balance of their accounts upon attainment of age 65, total and permanent disability, or death.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 less the highest outstanding loan balance in the last 12 months or 50 percent of the vested balance of their accounts. Loan terms generally range from one to five years but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. The loans are secured by the vested balance of accounts and bear interest at the prime rate plus one percent, set at the beginning of the month in which the loan is granted, and is fixed for the duration of the loan. Annual interest rates on loans outstanding for the Plan ranged from 4.25 to 9.25 percent in December 31, 2020 and December 31, 2019. Principal and interest are primarily paid ratably through payroll deductions.
Participant Accounts
Participant accounts are credited with the participants’ contributions and allocations of (a) the Company’s contributions, (b) the Plan’s earnings and (c) are charged administrative expenses. The Company’s contributions are invested in the Plan’s investment funds based on the investment fund percentages chosen by participants for their contributions. Allocations of the Plan’s earnings are based on the funds’ earnings and the percentage of the funds the participants choose to hold. Nonvested account balances of participants who terminate employment are forfeited and used to reduce future Company contributions. Forfeitures used to reduce Company contributions in 2020 were approximately $1,848,000.
Payment of Benefits
Participants or beneficiaries of participants who terminate employment due to retirement, disability, death, or other reasons are allowed to receive a lump-sum payment equal to the vested balance of their account or installment payments over a period of five, ten, or fifteen years, unless the distributable benefit is less than $1,000, in which case the payment is made in a lump sum.
Participants may also elect to receive a managed account distribution option that seeks to provide monthly installment payments intended to last for the participant's lifetime. This will require the participant to enroll in professional investment management of the participant's account by an investment manager appointed by the Plan.
Expenses of the Plan
Certain plan administration and investment manager expenses are allocated to the funds and paid by the Plan, with all other expenses paid by the participants or the Company.
CARES Act
On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which included several relief provisions available to tax qualified retirement plans and their participants. The provisions of the CARES Act were effective and operational immediately, prior to amending the Plan document. The Plan adopted certain measures included in the CARES Act, one of which allowed qualified participants to receive coronavirus-related distributions of up to $100,000, exempt from an early withdrawal penalty and applicable to any distribution taken in 2020. Participants can repay all or a portion of the coronavirus-related distribution within 3 years. The Plan also adopted a provision which increased the maximum loan amount available from $50,000 or 50% of the vested balance to $100,000 or 100% of the vested balance. The new loan provision expires 180 days after the CARES Act was signed into law. Additionally, required minimum distributions due in calender year 2020 were waived, but may still be received at the request of a participant.
2.     Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Valuation of Investments
Other than the guaranteed investment contracts ("GICs") and synthetic guaranteed investment contracts ("synthetic GICs") held in the stable asset fund that are stated at contract value, the Plan’s investments are stated at fair value.
The Plan’s investments in the common and commingled trust funds, short-term investment fund, and mutual fund are valued at the net asset value of shares held. In general, there are no restrictions as to the redemption of these funds, nor does the Plan have any contractual obligations to further invest in any of these funds. In addition, these funds have daily liquidity with trades settling between one and three days. Investments in common stock, including the Company’s common stock, are valued using quoted market prices reported on the active market upon which the individual securities are traded.
GICs and synthetic GICs held by the Plan are reported at contract value, which is equal to the principal balance plus accrued interest. Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Full or partial Plan sponsor-directed redemptions or terminations of the GICs and synthetic GICs may be delayed for up to 30 days.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. There are no allowances for credit losses as delinquent participant loans are reclassified as deemed distributions based on the terms of the Plan document and the Code.
Contributions
Company and participant contributions are reported in the financial statements in the period in which the related employee services are rendered. Participant rollover contributions are reported as participant contributions in the financial statements.
Income Recognition
The net appreciation or depreciation in investment values during the period is reflected in the statement of changes in net assets available for benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held. Securities transactions are recorded on the transaction date. Interest income is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date.
Payment of Benefits
Benefit payments are recorded in the period in which the benefit payments occur. Benefits that are due to participants but remained unpaid at December 31, 2020 and December 31, 2019 totaled $359,000 and $424,000, respectively.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Fair values of the Plan’s investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.
On March 11, 2020, the World Health Organization classified an outbreak of COVID-19 as a global pandemic, triggering volatility in the financial markets and resulting impact on the global economy. As a result, the net asset values and market price of the Plan's assets, have and will fluctuate in response to changes in market conditions.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
New Accounting Pronouncements
There were no recently issued accounting standards applicable to the Plan.

3.     Investment Contracts
The Plan holds both GICs and synthetic GICs. These contracts are managed by Morley Capital Management, Inc. (“Morley”). The GICs are issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract. Only the contract itself is owned by the Plan for GICs. The synthetic GICs are wrap contracts paired with underlying investments, primarily consisting of high-quality fixed income securities owned by the Plan.  The synthetic GICs provide for a variable crediting rate, based on current yields of the underlying assets, and do not have a final stated maturity date.  The crediting rate typically re-sets on a monthly basis with a one-month look-back for the underlying investment portfolio statistics.  The primary variables impacting future crediting rates include current yield of the investments within the contract, duration of the investments covered by the contract, and the existing difference between the fair value and the contract value of the investments within the contract.
For synthetic GICs, the contract issuers guarantee a minimum zero percent crediting rate.
As described in Note 2 under Valuation of Investments, because the GICs and synthetic GICs held are fully benefit-responsive, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the GICs and synthetic GICs. Contract value, as reported to the Plan by Morley, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. At December 31, 2020 and 2019, no reserves are considered necessary for any potential credit risk or other risk to the contract value of the investments.  The contract issuers guarantee that all qualified participant withdrawals will occur at contract value, subject to the events described in the following paragraph.
Certain events limit the ability of the Plan to transact at contract value. Such events may include, but are not limited to: (1) amendments to the Plan’s documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan’s sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the Plan’s trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act. The Plan’s administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events allow the contract issuers to terminate GIC and synthetic GIC wrap contracts with the Plan and settle at an amount different from the contract value. Such events may include, but are not limited to: (1) management of the portfolio which is not in accordance with investment guidelines, (2) breach of any material obligation under the wrap contract, (3) any representation or warranty made by the contract holder that becomes untrue in any material way, (4) replacement of the adviser without prior consent of the issuer, (5) termination of fund, (6) fund ceases to qualify as a group trust or the Plan ceases to meet the appropriate tax qualifications, or (7) the wrap contract becomes a non-exempt prohibited transaction within the meaning of Section 406 of the Employee Retirement Income Security Act. At December 31, 2020, Mattel is unaware of any events occurring in 2020 that would allow contract issuers to terminate the contracts held by the Plan.
The following represents the disaggregation of contract value between types of investment contracts held by the Plan (in thousands).

	December 31, 2020	December 31, 2019
Synthetic GICs	$158,462	$142,119
GICs	6,497	7,224
Total	$164,959	$149,343

4.     Tax Status of the Plan
The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated May 20, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes that the Plan is no longer subject to income tax examinations for years prior to 2017.
5.     Related-Party Transactions
The Plan had transactions in the common stock of the Company in 2020 and 2019. During 2020, purchases and sales of the Company’s common stock totaled $3,808,000 and $3,443,000, respectively. During 2019, purchases and sales of the Company's common stock totaled $11,735,000 and $11,853,000, respectively. As of December 31, 2020 and 2019, the Plan held $14,455,000 and $10,628,000 in the Company's common stock, respectively.
As of December 31, 2020 and 2019, the Plan held $6,209,000 and $6,944,000 in notes receivable from participants, respectively.
6.     Plan Termination
The Company anticipates the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event such discontinuance results in the termination of the Plan, participants will become 100 percent vested in their accounts.
7.     Fair Value Measurements
The following tables present information about the Plan’s assets and liabilities measured and reported in the financial statements at fair value and indicate the fair value hierarchy of the valuation techniques utilized to determine such fair value. The three levels of the fair value hierarchy are as follows:
•Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
•Level 2—Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities, either directly or indirectly.
•Level 3—Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the fair value of the assets or liabilities.
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels. The Plan’s assets measured and reported in the financial statements at fair value on a recurring basis include the following (in thousands):

	December 31, 2020
	Level 1	Level 2	Level 3	Not subject to leveling (a)	Total
Investments:
Common stock	$14,455	$—	$—	$—	$14,455
Fixed income mutual fund	13,481	—	—	—	13,481
Common and commingled trust funds	890	—	—	948,110	949,000
Total investments	$28,826	$—	$—	$948,110	$976,936

	December 31, 2019
	Level 1	Level 2	Level 3	Not subject to leveling (a)	Total
Investments:
Common stock	$10,628	$—	$—	$—	$10,628
Fixed income mutual fund	14,658	—	—	—	14,658
Common and commingled trust funds	1,709	—	—	864,675	866,384
Total investments	$26,995	$—	$—	$864,675	$891,670
(a) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits and its related disclosures. Investment objectives for these funds include retirement age target date, S&P 500 equity index, international equity index, extended equity market, intermediate bond index, international equity, short-term investments, and small mid-cap equity.
There have been no changes in the valuation methodologies used to value the Plan’s assets at fair value at December 31, 2020 and 2019.
8.     Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits at December 31, 2020 and 2019 per the Plan's financial statements to the Form 5500 (in thousands):

	2020	2019
Net assets available for benefits per the financial statements	$1,148,111	$1,051,146
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	6,775	2,558
Benefits due to participants but unpaid at year-end	(359)	(424)
Deemed distributions of participant loans per the Form 5500	(141)	(114)
Net assets available for benefits per the Form 5500	$1,154,386	$1,053,166
The following is a reconciliation of the net increase in the net assets available for benefits per the Plan's financial statements to the Form 5500 (in thousands):

2020
Net increase in net assets available for benefits per the financial statements	$96,965
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	4,217
Benefits due to participants but unpaid at year-end	65
Deemed distributions of participant loans per the Form 5500	(27)
Net increase in net assets available for benefits per the Form 5500	$101,220

9.     Subsequent Events
The Plan evaluated events and transactions that occurred between December 31, 2020 and the date these financial statements were issued, and no subsequent events were identified.

MATTEL, INC. PERSONAL INVESTMENT PLAN
EIN: 95-1567322 PN: 002
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
At December 31, 2020

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value
	Common and Commingled Trust Funds
*	Arrowstreet International Equity ACWI EX US CIT, Class A	Common and Commingled Trust Funds		19,846,000
*	Blackrock ACWI ex- US IMI Index Fund, Class F	Common and Commingled Trust Funds		85,063,000
*	Blackrock Equity Index Fund, Class F	Common and Commingled Trust Funds		341,959,000
*	Blackrock Extended Equity Market Index Fund, Class F	Common and Commingled Trust Funds		84,388,000
*	Blackrock Intermediate Gov/Credit Bond Fund, Class F	Common and Commingled Trust Funds		85,641,000
*	Blackrock LifePath Index 2025 CIT, Class L	Common and Commingled Trust Funds		6,684,000
*	Blackrock LifePath Index 2030 CIT, Class L	Common and Commingled Trust Funds		61,481,000
*	Blackrock LifePath Index 2035 CIT, Class L	Common and Commingled Trust Funds		4,038,000
*	Blackrock LifePath Index 2040 CIT, Class L	Common and Commingled Trust Funds		101,824,000
*	Blackrock LifePath Index 2045 CIT, Class L	Common and Commingled Trust Funds		3,123,000
*	Blackrock LifePath Index 2050 CIT, Class L	Common and Commingled Trust Funds		19,234,000
*	Blackrock LifePath Index 2055 CIT, Class L	Common and Commingled Trust Funds		2,571,000
*	Blackrock LifePath Index 2060 CIT, Class L	Common and Commingled Trust Funds		4,871,000
*	Blackrock LifePath Index Retirement CIT, Class L	Common and Commingled Trust Funds		55,105,000
*	Fidelity Advisor Strategic Real Return Fund	Common and Commingled Trust Funds		895,000
*	State Street Government Short Term Investment Fund	Common and Commingled Trust Funds		8,480,000
*	Wellington CIF II SMID Cap Research Equity Portfolio (Series 4)	Common and Commingled Trust Funds		63,797,000
	Total			949,000,000

	Common Stock
*	Mattel Inc	Common Stock		14,455,000

	Mutual Fund
*	PIMCO Income Institutional Fund	Mutual Fund		13,481,000

	Traditional Guaranteed Investment Contracts
	New York Life (Contract #GA34433003)	2.11%, Due 11/01/2021		1,540,000
	MetLife (Contract #GAC37283X)	3.41%, Due 5/13/2021		1,612,000
	MetLife (Contract #GAC37285X)	3.15%, Due 12/15/2021		1,332,000
	MetLife (Contract #GAC37721X)	1.15%, Due 12/08/2023		2,013,000
	Total			6,497,000

	Synthetic Guaranteed Investment Contracts
	MetLife (Contract #GAC32606)
	MetLife MAT Separate Account	2.05%, No Due Date		35,677,000
	Wrap contract			—
	Total			35,677,000

	Principal Life Insurance Wrap (Contract #GA8-9578)
*	Morley Stable Income Bond Fund	1.88%, No Due Date		37,056,000
	Wrap contract			—
	Total			37,056,000

	Prudential Insurance Wrap (Contract #GA-62237)
*	Morley Stable Income Bond Fund	1.88%, No Due Date		9,908,000
	Prudential Core Conservative Intermediate Bond Fund	1.88%, No Due Date		37,031,000
	Wrap contract			—

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value
	Total			46,939,000

	Transamerica Premier Life Wrap-Multi Asset (Contract #MDA00450TR)
*	Morley Income Fund III	1.97%, No Due Date		45,565,000
	Wrap contract			—
	Total			45,565,000

	Total Investments			1,148,670,000

*	Notes Receivable from Participants	Interest rates: 4.25% - 9.25% Maturity dates: 1/15/2021 - 11/30/2035		6,209,000

*	Party-in-interest
**	Historical cost is not required under the Employee Retirement Income Security Act of 1974 (ERISA) for participant-directed investments and, therefore, is not included.